Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105
Registration Statement File No.: 333-176235

On October 24, 2011, Quepasa Corporation mailed the following to certain shareholders:

**** IMPORTANT ****

Dear Quepasa Corporation Shareholder:

Enclosed you will find additional proxy materials relating to Quepasa Corporation’s Special Meeting of Shareholders to be held on November 9, 2011.

Quepasa Corporation and Insider Guides, Inc., which is doing business as “myYearbook.com,” have entered into a merger agreement, providing for the merger of myYearbook with and into a wholly-owned subsidiary of Quepasa.  At the Special Meeting, we are asking our shareholders to vote on a number of proposals including approving the issuance of shares as partial consideration for the merger with myYearbook.

This Special Meeting is very important to your company and your investment in Quepasa.  Quepasa’s Board of Directors is asking you to vote your shares as soon as possible.

***Please Vote Today***

If you do not vote or provide your broker with specific voting instructions, your broker will not have the authority to vote your shares on a number of vital proposals at the Special Meeting. Quepasa’s Board of Directors, as fellow shareholders, urges you to vote “FOR” each of the proposals outlined in the proxy statement/prospectus previously sent to you.

We are sending you this reminder notice because you have not yet voted your shares.  We urge you to vote your shares immediately.  As a shareholder, you have the right to vote over the Internet or by telephone, and we are asking you to do so now to save Quepasa further expense and to ensure that your vote is counted.  Instructions on how to vote over the telephone or Internet are enclosed in this package.

If you sign and return the enclosed form without indicating a different choice, your shares will be voted “FOR” each of the proposals.

Thank you for your investment in Quepasa and for voting your shares.  If you have any questions or need help voting your shares, please call our proxy solicitation firm, Morrow & Co., LLC at 1-888-813-7566.

Sincerely,

Quepasa Corporation

Additional Information
This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides. In connection with the proposed transaction, Quepasa has filed with the SEC a registration statement on Form S-4 that includes a proxy statement and prospectus of Quepasa. Before making any voting or investment decision, investors and shareholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC because they contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials filed with the SEC. You can obtain free copies of these documents from Quepasa using the contact information above.